SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________to ________________

Commission file number:    000-23293

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Warwick Savings Bank 401(k) Savings Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Warwick Community Bancorp, Inc. 18 Oakland Avenue Warwick, NY 10990

Next Page

THE WARWICK SAVINGS BANK
401(k) SAVINGS PLAN

Required Information

              The Warwick Savings Bank 401(k) Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Next Page

Report of Independent Registered Public Accounting Firm

The Board of Directors
Warwick Community Bancorp, Inc.:

We have audited the accompanying statements of net assets available for benefits of The Warwick Savings Bank 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The 2003 supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

                                                                                                                       KPMG LLP

Short Hills, New Jersey June 4, 2004

Next Page

THE WARWICK SAVINGS BANK
THE WARWICK SAVINGS BANK 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at market value (note 3):
Principal Life Insurance Company:
Pooled separate accounts:
Guaranteed Interest Account	$ 79,119	67,626
Money Market Separate Account	157,602	146,026
Bond and Mortgage Separate Account	220,584	182,895
Large Cap Stock Index Separate Account	90,924	64,288
Large Company Growth Separate Account	54,008	42,037
Medium Company Growth Separate Account	18,771	11,418
Mid Cap Stock Index Separate Account	19,870	10,792
Small Company Stock Index Separate Account	95,385	25,332
Small Company Growth Separate Account	38,652	56,738
International Small Company Separate Account	222,098	134,622
Mutual funds:
Vanguard Balanced Index Fund	7,242	177
Vanguard Growth and Income Fund	150,638	100,477
Janus Aspen Aggressive Growth Institutional Fund	177,320	127,114
Putnam Voyager A Fund	116,890	90,169
Strong Large Cap Growth Fund	89,778	69,641
T. Rowe Price Science and Technology Fund	102,841	69,027
Warwick Community Bancorp Fund	2,802,956	2,148,066
Participant loans	131,920	158,992
	4,576,598	3,505,437
Employer contributions receivables	--	5,511
Net assets available for benefits	$4,576,598	3,510,948

See accompanying notes to financial statements.

Next Page

THE WARWICK SAVINGS BANK
401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Employee contributions	$ 274,032	251,170
Employer contributions	134,750	120,163
Interest income - loans	11,504	15,852
Net investment income	855,550	249,945
Total additions	1,275,836	637,130
Deductions:
Distributions	177,951	893,877
Other expenses	32,235	30,736
Total deductions	210,186	924,613
Net increase (decrease) in net assets available for benefits	1,065,650	(287,483)
Net assets available for benefits at beginning of year	3,510,948	3,798,431
Net assets available for benefits at end of year	$4,576,598	3,510,948

See accompanying notes to financial statements.

Next Page

THE WARWICK SAVINGS BANK

401 (k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)        General
The Warwick Savings Bank 401(k) Savings Plan (the Plan) is a defined contribution plan, sponsored by the Warwick Savings Bank (the Bank), covering all salaried employees of the Bank who have completed one year of service.

Effective October 1, 2002, the Plan was amended to allow new employees to participate in the Plan in the first month following their employment date. Employer match contributions remained unchanged and commence when the employee has completed one year of service.

The accompanying financial statements have been prepared on an accrual basis. Purchases and sales of investments are recorded on a trade-date basis.

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities, related increases and decreases in such amounts, and the disclosure of contingent assets and liabilities in order to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

Principal Financial Group (Principal), a subsidiary of the Principal Life Insurance Company, acts as custodian, recordkeeper and trustee for all assets of the Plan with the exception of the Warwick Community Bancorp, Inc. stock, which is held at HSBC Bank. Effective April 1, 2003, the plan trustee was changed from HSBC Bank USA to Delaware Charter Guarantee & Trust Company, conducting business under the trade name of Trustar Retirement Services. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is a wholly owned subsidiary of Warwick Community Bancorp, Inc.
(2)        Plan Description
The following brief description of the Plan is provided for general information purposes only. Eligible employees who participate (members) should refer to the plan agreement for more complete information.

Next Page

THE WARWICK SAVINGS BANK
401(K) SAVINGS PLAN

Notes to the Financial Statements
December 31, 2003 and 2002

Contributions

Members may contribute a minimum of 1% up to a maximum of 15% of their annual wages before bonuses and overtime not to exceed the maximum amount permitted under the Internal Revenue Code (IRC), which is $12,000. The Bank matches 100% of participant contributions, up to a maximum of 3% of annual wages.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Forfeitures

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Those portions of such benefits, which are forfeited, will be applied to offset expenses or reduce future employer contributions. Forfeitures are applied to reduce the Bank's subsequent contribution. During the years ended December 31, 2003 and 2002, forfeitures of $722 and $15,548, respectively, were applied to reduce the Bank's contribution.

Retirement Provisions and Withdrawals

Upon disability, death, retirement or termination, a participant (or his or her estate) is entitled to receive a single lump-sum distribution equal to the value of his or her account. Participants may also, in certain instances, make cash withdrawals to meet an unusual or financial emergency.

Participants may withdraw all or a portion of their pretax contributions to the extent necessary to meet a "financial hardship" as defined by the IRC. Hardship withdrawals are permitted by the Plan for the purchase of a primary residence, for uninsured medical expenses, for postsecondary education and for such other safe harbor reasons outlined in the Income Tax Regulations for Hardship Withdrawals. Withdrawals also can be made after the attainment of age 59-1/2 for any reason as long as the participant has been a member of the Plan for five years or the amount has been allocated to the participant for two or more years.

Plan participants may withdraw their vested portion of the Bank's 401(a) contributions for "serious financial hardship" as defined by the Internal Revenue Service (IRS) or for any reason upon reaching age 59-1/2.

Loans to Participants

Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their 100% vested balance, not to exceed $50,000. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loan terms cannot exceed five years unless the proceeds are used to finance the purchase of a primary residence, in which case the term of the loan cannot exceed a period of 15 years.

Principal and interest are paid ratably through weekly payroll deductions.

Next Page

THE WARWICK SAVINGS BANK
401(K) SAVINGS PLAN

 Notes to the Financial Statements
December 31, 2003 and 2002

Investments

The Plan's investment in each of the fund accounts is the Plan's proportionate share of the fair value of the assets in such accounts.
(3)        Investments
Description of Plan Assets As of December 31, 2003 and 2002, the Plan assets were primarily invested in the following funds:

Guaranteed Interest Account

The Guaranteed Interest Account provides a guaranteed interest rate for a specified period of time as determined, or allowed, by the sponsor's retirement plan. The rate credited is the rate in effect on the day when each deposit is directed to the account. The Guaranteed Interest Account is invested mostly in private placement bonds, commercial mortgages, and residential mortgages.

Money Market Separate Account

The Money Market Separate Account invests in high-quality, short-term securities. For the most part, the account lends money to companies that need short-term financing (commercial paper). The value of the investment changes daily based on interest and expenses.

Bond and Mortgage Separate Account

The Bond and Mortgage Separate Account invests primarily in intermediate-term, investment-grade, fixed- income securities. These securities are mainly private-placement bonds and commercial mortgages. The value of the investment changes daily based on interest rates, movement in market values and expenses.

Large Cap Stock Index Separate Account

The Large Cap Stock Index Separate Account invests in 500 of the nation's largest companies - the same ones found in the Standard & Poor's 500 Stock Index (S&P 500). Like the S&P 500, the account is a barometer of the U.S. stock market. The value of the investment changes daily, based on dividends, movement in stock prices and expenses.

Large Company Growth Separate Account

The Large Company Growth Separate Account invests in stocks of large seasoned companies with competitive advantages and histories of above-average performance. The value of the investment changes daily, based on dividends, movement in stock prices and expenses.

Medium Company Growth Separate Account

The Medium Company Growth Separate Account invests in stocks of medium-sized companies that are focused on growing their businesses. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

Next Page

THE WARWICK SAVINGS BANK
401(K) SAVINGS PLAN

Notes to the Financial Statements
December 31, 2003 and 2002

Mid Cap Stock Index Separate Account

The Principal Mid Cap Stock Index Separate Account's goal is to earn a rate of return comparable to the return of the S&P 400 Mid Cap Index.

Small Company Stock Index Separate Account

The Principal Small Company Stock Index Separate Account's goal is to earn a rate of return comparable to the return of the S&P 600 Small Cap Index.

Small Company Growth Separate Account

The Small Company Growth Separate Account invests in stocks of small companies that are in the development stage. The value of the investment changes daily based on dividends, movement in stock prices and expenses.

International Small Company Separate Account

The International Small Company Separate Account invests in the stocks of corporations domiciled outside the United States. The value of the investment changes daily, based on dividends, movement in stock prices, fluctuation of foreign currency exchange rates relative to the U.S. dollar, and expenses.

Vanguard Balanced Index Fund

The Vanguard Balanced Index Fund normally invests 60% of assets in equities and 40% in bonds. The equity portion seeks to replicate the Wilshire 5000 Index performance; to this end, the fund invests primarily in the 500 largest companies on the index and samples the rest. The fixed-income portion seeks to replicate the Lehman Brothers Aggregate Bond Index performance; it may purchase investment-grade U.S. government obligations, corporate debt, and mortgage-backed securities to secure this goal.

Vanguard Growth and Income Fund

The Vanguard Growth and Income Fund seeks a total return greater than that of the S&P 500 Index on an annual basis. The fund invests at least 65% of assets in securities included in the S&P 500 Index. It is expected that the aggregate investment characteristics of the fund will be similar to the S&P 500 Index in terms of dividend yield, price/earnings ratio, return on equity and price/book ratio. Stock selection is limited by the characteristics of the index, including the weightings of stocks and industry sectors.

Janus Aspen Aggressive Growth Institutional Fund

The Janus Aspen Aggressive Growth Portfolio - Institutional Fund seeks long-term capital growth. The fund typically invests at least 50% of assets in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P Mid Cap 400 Index. It may also invest in preferred stocks, warrants, convertibles and debt. The fund may invest in mortgage and asset-backed securities, and step coupon securities. It may invest without limit in index/structured securities. The fund is nondiversified.

Next Page

THE WARWICK SAVINGS BANK
401(K) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2003 and 2002

Putnam Voyager A Fund

The Putnam Voyager Fund - Class A seeks capital appreciation. The fund invests primarily in common stocks. It generally invests in securities of smaller and less-seasoned companies. The fund may employ leverage. It may invest in foreign securities. The fund may also purchase stock index futures contracts and related options, and trade for short-term profits.

Strong Large Cap Growth Fund

The Strong Large Cap Growth Fund seeks growth. The fund invests at least 65% of assets in stocks of large capitalization companies. It may also invest in foreign securities, cash or cash-type securities, and the fund may also write put and call options.

T. Rowe Price Science and Technology Fund

The T. Rowe Price Science and Technology Fund seeks long-term growth of capital; current income is incidental. The fund normally invests in at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripherals, software, electronics, pharmaceuticals and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense and aerospace. The holdings may include both new and established companies.

Investment Income

The following is a summary of net investment income by investment type for the year ended December 31, 2003:
Pooled separate accounts	$170,760
Mutual funds	150,810
Warwick Community Bancorp Fund	533,980
Net investment income	$855,550

Significant Plan Assets

The following is a summary of individual investments that represent 5% or more of net assets available for plan benefits at December 31, 2003:

Number of units	Description	Current value

81,481	Warwick Community Bancorp Fund	$2,802,956

Next Page

THE WARWICK SAVINGS BANK
401(K) SAVINGS PLAN

Notes to the Financial Statements
December 31, 2003 and 2002

The following is a summary of individual investments that represent 5% or more of net assets available for plan benefits at December 31, 2002:

Number of units	Description	Current value
281	Principal Bond and Mortgage	$ 182,895
75,823	Warwick Community Bancorp Fund	2,148,066

(4)        Plan Expenses
Certain administrative expenses of the Plan are paid by the Bank on behalf of the Plan and the Plan's participants.

The cost of administrating the funds is built into the cost of the funds. The administrative charge is directly applied to the funds based on the percentage of assets held in each fund. Proceeds from the funds are reflected net of any administrative expenses absorbed by the funds during the year.
(5)        Plan Termination
The Plan has no termination date, and it is the Bank's intention to continue the Plan indefinitely. However, the Bank may terminate, amend or modify the Plan at any time that it may deem advisable. In the event of Plan termination, participants would become 100% vested in their employer contributions.
(6)        Income Taxes
The Plan has obtained a tax determination letter from the IRS dated July 12, 2002, indicating that the Plan, as amended through December 31, 2001, is tax exempt under Section 401(a) of the Internal Revenue Code of 1986, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001.
(7)        Party-In-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Principal. Principal is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. One of the investment funds of the Plan invests in shares of Warwick Community Bancorp, Inc. The Plan owned 81,481 shares of common stock in the Warwick Community Bancorp Fund as of December 31, 2003 with a market value of $2,802,956.
(8)        Subsequent Event
The plan sponsor has entered into an agreement dated March 15, 2004 to be acquired by Provident Bancorp, Inc. The pending acquisition is subject to shareholder and regulatory approval.

Next Page

Schedule 1

THE WARWICK SAVINGS BANK
401(k) SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes
at End of Year

December 31, 2003

Principal Life Insurance Company:
Pooled separate accounts:
Guaranteed Interest Account*	$ 79,119
Money Market Separate Account*	157,602
Bond and Mortgage Separate Account*	220,584
Large Cap Stock Index Separate Account*	90,924
Large Company Growth Separate Account*	54,008
Medium Company Growth Separate Account*	18,771
Mid Cap Stock Index Separate Account*	19,870
Small Company Stock Index Separate Account*	95,385
Small Company Growth Separate Account*	38,652
International Small Company Separate Account*	222,098
Mutual funds:
Vanguard Balanced Index Fund	7,242
Vanguard Growth and Income Fund	150,638
Janus Aspen Aggressive Growth Institutional Fund	177,320
Putnam Voyager A Fund	116,890
Strong Large Cap Growth Fund	89,778
T. Rowe Price Science and Technology Fund	102,841
Warwick Community Bancorp Fund*	2,802,956
Participant loans (a)*	131,920
$4,576,598

*   Party-in-interest as defined by ERISA

(a)              As of December 31, 2003, the interest rates on these loans ranged from 6.00% to 11.50%.

See accompanying report of independent registered public accountant.

Next Page

SIGNATURES

               The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Warwick Savings Bank 401(k) Savings Plan
By:	/s/ Ronald J. Gentile (Duly Authorized Representative)
Name:	Ronald J. Gentile
Title:	Plan Administrator
Date:    June 29, 2004

Next Page

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

End.